GOLDBELT APPOINTS MACQUARIE BANK
FOR INATA PROJECT FINANCING

Toronto, Ontario - (May 22, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce that it has appointed Macquarie Bank Ltd. (“Macquarie”) as exclusive arranger for project debt for its Inata Gold Project in Burkina Faso. The appointment of Macquarie, a leading provider of financing for the global resources industry, is an important step in the development of the Project.

Macquarie has provided Goldbelt with an indicative term sheet for a US$50 million senior debt facility, which will be subject to due diligence and credit approvals. Macquarie will work with Goldbelt as the feasibility work is being finalized to expedite the availability of the debt facility which will be used to complete the Project.

The Company is currently disassembling the Brocks Creek Plant which will be refurbished where necessary prior to moving it to Burkina Faso. The purchase of the Brocks Creek Plant was an important step in that it removed the existing long delivery times and escalating costs for the major capital items. Basic engineering is being carried out in parallel with the Feasibility study and Goldbelt is currently developing the Inata process water supply and is recruiting key senior development and operating staff.

Goldbelt’s Feasibility Study, coordinated by GBM Mineral Engineering Consultants Limited which is anticipated mid year, is targeting a production rate of 2.0 million tonnes/year for an initial gold production of 145,000 oz/year. The new resource estimate includes drilling completed in 2006 and comprises 21.6 million tonnes grading 1.7 g/t gold for 1,200,000 ounces of measured and indicated resources and an additional 8.0 million tonnes grading 1.4 g/t gold for 356,000 ounces of inferred resources. The Company has recently completed a further 6,600 metre drilling program within the proposed Inata Pit to upgrade and extend inferred resources. The drill samples have been dispatched for assaying. A new Inata resource estimate and a revised updated reserve will be produced from this drilling programme.

An Environmental Approval was given by the Burkina Faso Government in September 2006 and the Exploitation Licence (Mining Licence) was issued in April 2007.

The appointment of Macquarie to provide debt financing in the financing structure is expected to minimize equity dilution, improving returns for shareholders.

Goldbelt is working closely with the Burkina Faso Government and moving ahead as quickly as possible with the development of the mine, mill and associated infrastructure.

Per:    Paul Morgan - Executive Chairman
GOLDBELT RESOURCES LTD.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.